Filed pursuant to Rule 424(b)(3)

Registration No. 333-133475 and 333-139325

Prospectus Supplement No. 1

To Prospectus dated December 13, 2005

$27,984,000

Middle Kingdom Alliance Corp.

198,000 Series A Units

3,300,000 Series B Units

This prospectus supplement should be read in conjunction with the prospectus dated December 13, 2006, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our securities involves risks. See “Risk Factors” beginning on page 12 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in the table appearing on the cover page of the prospectus contained an error and is hereby amended and restated as follows.

PRICE

$8.00 Series A Unit

$8.00 Series B Unit

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Middle Kingdom Alliance Corp.(2)
Per Series A unit	$8.00	$0.32	$7.68
Per Series B unit	$8.00	$0.32	$7.68
Total	$27,984,000	$1,119,360	$26,864,640

(1)	This amount does not include $1,119,360 of the underwriting discount ($0.32 per unit), equal to 3% of the gross proceeds of this offering and a non-accountable expense allowance in the amount of 1% of the gross proceeds payable to I-Bankers Securities, Inc., Newbridge Securities Corp., and Westminster Securities Corporation, which the underwriters have agreed will be deferred and will be paid to the underwriters only upon the completion of a business combination, less $0.32 for each share converted to cash in connection with our business combination. Such deferred discount shall be paid to the underwriters out of the gross proceeds of this offering held in the trust fund at Wachovia Securities, LLC and JPMorgan Chase NY Bank maintained by Continental Stock Transfer & Trust Company acting as trustee upon the completion of a business combination. If a business combination is not consummated, such deferred discount will be forfeited by the underwriters. The underwriters will not be entitled to any interest accrued on the deferred discount.
(2)	All of the net proceeds we receive from this offering plus an additional $706,160 previously raised by the company from the private placement discussed above for an aggregate of $27,192,000 (or $8.24 per Series B unit) will be deposited into trust with Continental Stock Transfer and Trust Company acting as trustee. One half of the interest earned on the trust fund (prior to the payment of any federal or state taxes due by the company) up to a maximum of $1,200,000 will be distributed to the company with the balance of the interest being retained in the trust fund.

I-Bankers Securities, Inc.	Newbridge Securities Corp.
Westminster Securities Corporation

The date of this prospectus supplement is December 19, 2006.